September 4, 2015

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcón Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-35467

Dear Mr. Skinner:

This letter responds to the staff’s comment letter dated August 24, 2015 regarding Halcón Resources Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2015.  For your convenience, your comment has been reproduced below, together with the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1 — Business, page 6

Oil and Natural Gas Reserves, page 9

1.                                      We note your risk factor disclosure on page 41, indicating that if commodity process remain at decreased levels;

•                                          the average prices used in your ceiling calculation will decline and will likely cause write downs of your oil and gas properties;

•                                          reduce the amount of oil and natural gas that you can produce economically;

Mr. Brad Skinner

September 4, 2015

•                                          delay, postpone or terminate your exploration, appraisal and development activities;

•                                          limit your financial condition, liquidity, and ability to finance your capital expenditures and results of operations; and

•                                          reduce any future revenues, operating income and cash flows.

Explain to us how you have considered providing, where reasonably practicable, quantification of the impact of current commodity prices.  As part of your response, address your drilling plans and your reported reserve volumes.  For example, to the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of reserves that would not be developed.  Further, it appears you have determined that the continuation of the current economic environment would lead to additional significant impairment.  Given that you would ordinarily have nine or ten of the twelve prices needed for the next ceiling test at the time of filing your periodic reports, we believe that you should disclose information about the magnitude of any material reasonably possible upcoming ceiling test write-downs, based on information known to you in advance of filing your report, along with any of the underlying assumptions that are necessary to clarify the nature of this disclosure.  Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3 and 501.14 (Sections III.A, III.B.3 and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Response:

Ceiling test calculations and any associated write-downs the Company might incur for any fiscal period are dependent upon a variety of factors, some of which are subjective and many of which are not dependent upon the average of the first day of the month prices for oil and natural gas for the trailing twelve month period.  Further, many of these factors are not determined by the Company in advance of the preparation of Company’s reports covering the most recently completed fiscal period. For instance, determinations as to proved reserve additions and revisions and the movement of capitalized costs from unevaluated into the full cost pool are made in conjunction with the preparation of Company’s financial statements for a completed fiscal period.  In the risk factor appearing on page 41 entitled “We may be required to take non-cash asset write downs”, the Company notes that current prices were significantly lower than the prices used as of year end and that this could impact future ceiling test write downs:

“As of December 31, 2014 and March 31, 2014, the net book value of our oil and natural gas properties exceeded our ceiling amount by $178.5 million and $61.2 million before income taxes using the WTI unweighted 12-month average price $94.99 per Bbl and $98.46 per Bbl and the Henry Hub unweighted 12-month average of $4.350 per MMBtu and $3.99 per MMBtu, respectively,

Mr. Brad Skinner

September 4, 2015

resulting in a write-down of our oil and natural gas properties. As ceiling test computations depend upon the calculated unweighted arithmetic average prices and oil and natural gas prices are inherently volatile, it is impossible to predict the likelihood, timing and magnitude of any future impairments. For example, oil and natural gas prices have decreased significantly over the latter half of 2014 and into the beginning of 2015, the first day of the month oil and natural gas prices for January and February 2015 were $53.27 per Bbl and $48.24 per Bbl for oil and $3.00 per MMBtu and $2.68 per MMBtu for natural gas, respectively. If commodity prices remain at decreased levels, the average prices used in the ceiling calculation will decline and will likely cause write downs of our oil and natural gas properties. Continued write downs of oil and natural gas properties may occur until such time as commodity prices have recovered, and remained at recovered levels, so as to meaningfully increase the 12-month average price used in the ceiling calculation. Depending on the magnitude, a ceiling test write down could materially affect our results of operations.”

Given the magnitude of impact that these other factors can have on ceiling test write-downs and the unpredictability of commodity prices, it is difficult for the Company to estimate future ceiling test write-downs accurately. In light of this, in the Company’s Form 10-K for the year ended December 31, 2014, in lieu of a projection, the Company included a sensitivity analysis of the effect that a 10% decrease in the commodity prices used to calculate year end reserve values would have on the year end ceiling test write-down, holding all other factors constant (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), pages 60 and 61):

“If the unweighted arithmetic average price of oil and natural gas as of the first day of each month for the 12-month period ended December 31, 2014 had been 10% lower while all other factors remained constant, our ceiling amount related to our net book value of oil and natural gas properties would have been reduced by approximately $687.6 million. This reduction would have increased our full cost ceiling impairment by approximately $687.6 million before income taxes.”

The Company believes that a well considered sensitivity analysis such as that provided in its Form 10-K provides the reader with insight into the effects of commodity price changes on potential ceiling test write downs without requiring the Company to speculate as to matters that it has not yet fully considered and that may change significantly.

The Company’s Form 10-K for the year ended December 31, 2014, also includes disclosure of the potential impact that declining commodity prices might have on the Company, including its drilling plans and the other matters discussed below.  The Company provides details in several places of the impact that recent declines in commodity prices have had on its capital budget for 2015, noting that it has reduced its planned capital expenditures from $1.2 billion for 2014 to approximately $350 million to $400 million for 2015, and that approximately 60-65% of

Mr. Brad Skinner

September 4, 2015

that amount would be focused on the Bakken/Three Forks formations in North Dakota and 30-35% on its El Halcón area in East Texas (see, “Business — 2015 Capital Budget”, page 7; “Risk Factors — Oil and natural gas prices are volatile, and low prices could have a material adverse effect on our business”, page 25; MD&A “— Overview”, page 47). The Company discloses also the number of rigs it plans to operate and wells that it plans to drill during 2015 in its project areas (see, “Business — Oil and Natural Gas Production”, beginning on page 11); and that it has no current plans to drill wells on the Company’s Utica/Point Pleasant properties in the current price environment (see, “Business — Non-core areas  — Utica / Point Pleasant Formation”, page 12).

The Company also discloses a sensitivity analysis of the effect that a 5% increase or decrease in proved reserves and future development and abandonment costs would have on reported depletion, depreciation and accretion expense (See MD&A “— Oil and Natural Gas Activities — Depreciation, Depletion and Accretion”; “— Future Development Costs” on pages 60 and 61).

There are many variables independent of commodity prices that influence the Company’s reported reserve volumes and its plans to develop proved undeveloped reserves, including, among other things, joint venture obligations, leasehold expirations, drilling and completion costs, estimated ultimate recoveries, drilling results and engineering interpretation.  The Company’s commodity hedging practices, which target 70%-80% of current and anticipated production for the next 18-24 months are discussed in Footnote 8 to the Company’s financial statements included under Item 8 of the Company’s Form 10-K for the year ended December 31, 2014, and are designed to mitigate the impact of fluctuations in commodity prices on the Company’s planned capital spending, thus permitting the Company to be less reactive to short-term changes in commodity prices with respect to its drilling plans than it might be otherwise. In addition, although proved reserves at year end are determined based upon average first day of the month prices for the twelve months then ended, the Company did take current and anticipated commodity prices, planned capital spending and its rig program (among other factors) into account in establishing the drilling schedule for its reported proved undeveloped locations.  At the time the Form 10-K was filed, the Company did not believe any decrease in commodity prices would have a material adverse impact on its reported proved undeveloped reserves, and in reviewing reserve revisions due to price changes at March 31, 2015 (approximately one month after the Company’s Form 10-K filing date), the Company can confirm that there was no material impact.

In light of the Company’s disclosure in its 2014 Form 10-K regarding the reasonably likely effects of trends and uncertainties on capital spending, drilling plans, liquidity, capital resources, depletion expense and ceiling test impairments, portions of which have been identified above, the Company believes its disclosure is in compliance in all material respects with the requirements of Regulation S-K and the guidance provided in FRC §§ 501.12.a, 501.12.b.3 and 501.14. The Company will continue to monitor trends and uncertainties related to commodity prices and make changes in future filings as warranted.

Mr. Brad Skinner

September 4, 2015

In connection with the staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 or email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize

Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer